

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2015

Scott W. Smith
President and Chief Executive Officer
Vanguard Natural Resources, LLC
5847 San Felipe, Suite 3000
Houston, TX 77057

     Re: **Vanguard Natural Resources, LLC**
            Amendment No. 1 to Registration Statement on Form S-4
            Filed July 9, 2015
            File No. 333-204696
            Form 10-K for Fiscal Year Ended December 31, 2014
            Response Dated July 8, 2015
            File No. 1-33756

Dear Mr. Smith:

     We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 29, 2015 letter.

Amendment No. 1 to Registration Statement on Form S-4

Unaudited Pro forma Combined Financial Information, page 153

Note 2 – Unaudited Pro Forma Combined Balance Sheet, page 162

1.   We note your response to prior comment 11. With regard to pro forma adjustment (f), your response states that you did not enter into any contractual arrangements with

any employees of LRR Energy, LP that relate to severance payments. With regard to pro forma adjustment (l), your response states that you have not yet determined whether any of the officers or employees of Eagle Rock Energy G&P, LLC subject to the change of control agreements described in your response will be terminated in connection with the proposed acquisition. Based on the information provided in your response, it appears that the timing and effects of these actions may be too uncertain to meet the criteria for pro forma adjustments per Rule 11-02 of Regulation S-X. Please revise your pro forma balance sheet or provide us with additional information regarding these pro forma adjustments.

Note 3 – Pro Forma Adjustments to Unaudited Combined Statements of Operations, page 166

2.   We note the revised disclosure provided in response to prior comment 12. As the pro forma adjustments to interest expense appear to be based on a variable interest rate, please expand your disclosure to address the effect of a 1/8 percent variance in interest rates.

Form 10-K for Fiscal Year Ended December 31, 2014

        Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Oil, Natural Gas and NGLs Data, page 8

Proved Undeveloped Reserves, page 11

3.   In your response to our prior comment 14, you stated that your figures for historical PUD conversion are 23%, 30% and 55% versus ours of 9.4%, 2.6% and 3.7% for 2014, 2013 and 2012, respectively. Below is a table with our calculation of PUD conversion for 2014. We see similar results for 2013 and 2012. Please furnish to us the details of your conversion calculations for 2014, 2013 and 2012. It appears to us that you included "dropped" PUD volumes with those PUD volumes that are drilled during the year; if that is the case, tell us why you believe that is appropriate.

YE2014 Form 10-K, page 11	PUD BCFE	Conversion Fract
YE2013	224	
Drilled	-21	21/224 = .094
Revision (dropped)	-101	
Revision (volumes, prices)	35	
Acquisition	517	

YE2014	654	

Please include the details of the conversion calculations for the non-operated PUD reserves you submitted in response to our prior comment 17.

Management Discussions and Analysis and Results of Operations, page 56

Recent Developments and Outlook, page 56

4.   The proposed disclosure provided in response to prior comment 18 appears to address the impact of a $1.00 per MMBtu decline in natural gas prices and a $6.00 per barrel decline in oil prices to your proved reserves. However, our comment requested that you provide disclosure quantifying the impact of continued low commodity prices to your proved reserve quantities based on potential scenarios deemed reasonably likely to occur by management. Please revise to provide this type of disclosure.

5.   Your response to prior comment 19 states that 41.5 Bcfe of proved undeveloped reserves ("PUDs") associated with your operated horizontal Woodford Shale drilling program were deferred in favor of other development opportunities. Please tell us why the development of these PUDs was deferred while other PUDs in the Arkoma Basin were written-off due to revisions in the timing of your drilling development plan. As part of your response, please tell us whether the deferred PUDs meet your typical investment criteria.

For questions regarding comments on engineering matters, you may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704. If you have questions regarding comments on the financial statements and related matters, you may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Branch Chief, at (202) 551-3311. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director

cc: Douglas V. Getten
Paul Hastings LLP